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PARTNERS
Matthew D. Bersani	Sidharth Bhasin †	Brian G. Burke	Lorna Xin Chen	Peter C.M. Chen
Nils Eliasson	Colin Law	Kyungwon Lee	Paul Strecker	Paloma P. Wang
Alan Y.L. Yeung

REGISTERED FOREIGN LAWYERS
Andrew D. Ruff ‡	Shichun Tang ‡

Stephanie Tang

To Call Writer Directly:

+852 2978 8028

stephanie.tang@Shearman.com

July 5, 2016

VIA EDGAR

Re:	E-Commerce China Dangdang Inc.
Rule 13e-3 Transaction Statement on Schedule 13E-3
Filed June 17, 2016 by E-Commerce China Dangdang Inc., Peggy Yu Yu,
Guoqing Li, Dangdang Holding Company Limited, Dangdang Merger Company Limited,
Dangdang Corporation, Kewen Holding Co. Limited, Science & Culture International Limited,
First Profit Management Limited, Danqian Yao, Lijun Chen and Min Kan
File No. 005-85824

Dear Mr. Orlic,

On behalf of E-Commerce China Dangdang Inc., a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of June 28, 2016 with respect to the Schedule 13E-3, File No. 005- 85824 (the “Schedule 13E-3”) filed on June 17, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email. Capitalized terms not defined in this letter shall have the same meanings assigned to such terms in the Revised Proxy Statement.

† Non-resident Partner

‡ Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DUBAI  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  NEW YORK

PARIS  |  ROME  |  SAN  FRANCISCO  |  SÃO PAULO  |  SAUDI ARABIA*  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

*ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

July 5, 2016

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Ms. Peggy Yu Yu, Mr. Guoqing Li, Dangdang Holding Company Limited, Dangdang Merger Company Limited, Dangdang Corporation, Kewen Holding Co. Limited, Science & Culture International Limited, First Profit Management Limited, Mr. Danqian Yao, Mr. Lijun Chen and Mr. Min Kan, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

*    *    *    *    *

General

1.	Please provide the disclosure required by Item 1011(b) of Regulation M-A.

The Company respectfully submits that the disclosure requirements under Item 1011(b) of Regulation M-A do not apply to the Company. Pursuant to Instruction 1 to Item 1011(b) of Regulation M-A, the obligation to provide the information in paragraph (b) of Item 1011 of Regulation M-A does not apply where the issuer whose securities are the subject of the Rule 13e-3 transaction is a foreign private issuer. Because the Company is a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the disclosure requirements under Item 1011(b) of Regulation M-A do not apply to the Company.

2.	Please disclose the reasons for the structure of the transaction. See Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised to disclose the reasons for the structure of the transaction. Please refer to the revised disclosure on pages 35 and 54 of the Revised Proxy Statement.

How will our directors and executive officers vote on the proposal …?, page 24

3.	Please describe in the answer how each of your directors and executive officers currently intends to vote, not just the Supporting Shareholders. See Item 1012(d) of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised to disclose how each of our directors and executive officers currently intends to vote. Please refer to the revised disclosure on pages 5, 24, 71 and 79 of the Revised Proxy Statement.

Background of the Merger, page 25

4.	Please disclose how the Founders arrived at the initial proposed price.

In response to the Staff’s comment, the preliminary proxy statement has been revised to disclose how the Founders arrived at the initial proposed price. Please refer to the revised disclosure on page 25 of the Revised Proxy Statement.

5.	The report referenced on page 31, given by the financial advisor to the Special Committee on March 30, 2016, should be summarized in the prospectus, if material, and any written materials filed as exhibits to the Schedule 13E-3.

In response to the Staff’s comment, we respectfully advise the Staff that no written report was provided by the financial advisor on March 30, 2016. The preliminary proxy statement has been revised to provide a more detailed summary on the oral discussion. Please refer to the revised disclosure on page 31 of the Revised Proxy Statement.

July 5, 2016

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 35

6.	We note that the board of directors considered the analyses and opinion of its financial advisor in reaching its determination as to the fairness of the transaction. If the board of directors intends to adopt the analysis and opinion of the financial advisor, this must be explicitly stated. See Item 1014(b) of Regulation M-A and Question 20 of Release No. 34-17719 (April 13, 1981). This comment also applies to the Buyer Group determination.

In response to the Staff’s comment, the preliminary proxy statement has been revised to explicitly state that the Board adopted the analysis and opinion of the financial advisor in “Special Factors— Reasons for the Merger and Recommendation of the Special Committee and the Board” and remove the references to the fairness opinion of the financial advisor delivered to the Special Committee in “Special Factors—Position of the Buyer Group as to the Fairness of the Merger.” Please refer to the revised disclosure on pages 37 and 41 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 41

7.	The fourth and fifth bullet points on page 42 and the next to the last bullet point on page 43 appear to contradict the statements elsewhere in the document that the Founders, who beneficially own in the aggregate approximately 83.5% of the voting power, are committed to only pursuing the Rule 13e-3 transaction and do not intend to sell their shares in any alternative transaction. Please revise your disclosure to describe how these factors were nevertheless considered.

In response to the Staff’s comment, the preliminary proxy statement has been revised to remove the referenced statements. Please refer to the revised disclosure on pages 42 and 43 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 47

8.	Please refer to the first bullet point in the paragraph starting on page 48, which states that the financial advisor takes no responsibility or liability for the information used in performing its analyses and rendering its opinion. Please revise. Similar language appears in the opinion itself.

In response to the Staff’s comment, the preliminary proxy statement and the opinion have been revised to remove the referenced statements. Please refer to the revised disclosure on page 48 of the Revised Proxy Statement and the updated opinion on page 3 of Annex B to the Revised Proxy Statement.

9.	In the first full paragraph on page 49, we note a disclaimer regarding the reasonableness of the financial advisor’s assumptions. Please revise.

In response to the Staff’s comment, the preliminary proxy statement and the opinion have been revised to remove the referenced statements. Please refer to the revised disclosure on page 49 of the Revised Proxy Statement and the updated opinion on page 4 of Annex B to the Revised Proxy Statement.

10.	We note disclosure in the last paragraph on page 49 that the financial advisor’s opinion is furnished solely for the use and benefit of the Special Committee. Please revise this disclosure, which suggests that investors are not entitled to rely on this opinion, as well as disclosure stating that the opinion does not confer any rights or remedies upon investors or create any fiduciary duty on the part of the financial advisor to investors. Similar language appears in the opinion itself.

In response to the portion of the Staff’s comment regarding the statement that the financial advisor’s opinion is “furnished solely for the use and benefit of the Special Committee…,” and the statement that the financial advisor’s opinion does not confer any rights or remedies upon investors, the preliminary proxy statement and the opinion have been revised. Please refer to the revised disclosure on page 49 of the Revised Proxy Statement and the updated opinion on page 6 of Annex B to the Revised Proxy Statement.

July 5, 2016

In response to the portion of the Staff’s comment regarding the statement that the opinion does not create any fiduciary duty on the part of the financial advisor to investors, we supplementally advise the Staff that such statement is consistent with the terms of the financial advisor’s engagement that it is not the intent of the parties to create a fiduciary relationship.

Selected M&A Transactions Analysis, page 52

11.	Please add the remaining data on page 20 of the board book, or at a minimum the final two columns thereof, to the chart on pages 52-53.

In response to the Staff’s comment, the preliminary proxy statement has been revised to disclose the remaining data on page 20 of the board book. Please refer to the revised disclosure on pages 52 and 53 of the Revised Proxy Statement.

12.	Please summarize the premiums paid analysis appearing on page 27 of the board book.

In response to the Staff’s comment, the preliminary proxy statement has been revised to summarize the premiums paid analysis. Please refer to the revised disclosure on page 53 of the Revised Proxy Statement.

Primary Benefits and Detriments of the Merger, page 56

13.	Please quantify the costs associated with operating as a publicly-traded company.

In response to the Staff’s comment, the preliminary proxy statement has been revised to quantify the Company’s costs associated with operating as a publicly-traded company in the United States. Please refer to the revised disclosure on pages 37 and 57 of the Revised Proxy Statement.

Annex D, page D-1

14.	Please confirm that you have disclosed all material occupations, positions, offices or employment during the past five years for Ms. Ruby Rong Lu. See Item 1003(c)(2) of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised to disclose all material occupations, positions, offices or employment during the past five years for Ms. Ruby Rong Lu. Please refer to the revised disclosure on page D-2 of Annex D to the Revised Proxy Statement.

July 5, 2016

*    *    *    *    *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Ms. Peggy Yu Yu, Mr. Guoqing Li, Dangdang Holding Company Limited, Dangdang Merger Company Limited, Dangdang Corporation, Kewen Holding Co. Limited, Science & Culture International Limited, First Profit Management Limited, Mr. Danqian Yao, Mr. Lijun Chen and Mr. Min Kan.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 2978 8028.

Sincerely,

/s/ Stephanie Tang
Stephanie Tang of Shearman & Sterling

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 28, 2016 with respect to the Schedule 13E-3, File No. 005- 85824 (the “Schedule 13E-3”), filed on June 17, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

E-Commerce China Dangdang Inc.

By:	/s/ Ruby Rong Lu
Name: Ruby Rong Lu
Title: Chairperson of the Special Committee

Peggy Yu Yu

By:	/s/ Peggy Yu Yu

Guoqing Li

By:	/s/ Guoqing Li

Dangdang Holding Company Limited

By:	/s/ Peggy Yu Yu
Name: Peggy Yu Yu
Title: Director

Dangdang Merger Company Limited

By:	/s/ Peggy Yu Yu
Name: Peggy Yu Yu
Title: Director

Dangdang Corporation

By:	/s/ Peggy Yu Yu
Name: Peggy Yu Yu
Title: Director

Kewen Holding Co. Limited

By:	/s/ Guoqing Li
Name: Guoqing Li
Title: Director

Science & Culture International Limited

By:	/s/ Guoqing Li
Name: Guoqing Li
Title: Authorized Person

First Profit Management Limited

By:	/s/ Danqian Yao
Name: Danqian Yao
Title: Director

Danqian Yao

By:	/s/ Danqian Yao

Lijun Chen

By:	/s/ Lijun Chen

Min Kan

By:	/s/ Min Kan